Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-137489 on Form S-1 of our report dated March 13, 2006, relating to the consolidated financial statement and financial statement schedule of Boardwalk Pipeline Partners, LP (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an explanatory paragraph referring to a change in Boardwalk Pipelines, LP tax status), appearing in the Annual Report on Form 10-K of Boardwalk Pipeline Partners, LP for the year ended December 31, 2005, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

November 14, 2006